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UEN No. T09LL1649F

FIRM / AFFILIATE OFFICES
April 22, 2015 VIA EDGAR Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549	Abu Dhabi	Milan
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Madrid
Attention:	John Reynolds, Assistant Director

John Coleman

Re:	Sesa Sterlite Limited

Form 20-F for the year ended March 31, 2014

Filed August 15, 2014 (“Form 20-F”)

Response Dated March 25, 2015

(File No. 001-33175)

Ladies and Gentlemen:

On behalf of Sesa Sterlite Limited, a corporation incorporated under the laws of the Republic of India (the “Company”), set forth below are the Company’s responses to the Staff’s comments contained in Mr. John Reynolds letter dated April 8, 2015 regarding the Staff’s review of the Company’s filing and the Company’s response dated March 25, 2015. For the Staff’s convenience, the Staff’s comments are set forth in italics before each response.

Form 20-F for the Year Ended March 31, 2014

Our Business

Basis of Presentation of Ore Reserves - page 66

1.	Please be advised that a final feasibility study should be completed prior to the disclosure of a mineral reserve in a filing with the United Stated Securities and Exchange Commission. To help us better understand your Bomi project, please explain the following:

•	Status of all permitting;

•	Percent completion of final design work;

•	Level of accuracy given to the cash flow modeling

April 22, 2015

RESPONSE:

The Company respectfully advises the Staff that the Company conducted exploratory drilling in Bomi Mines in 2013 which was followed by metallurgical test with the help of third party experts (Mintek, South Africa) from April 2013 to June 2013 to understand the type of material available and process required to produce a saleable product. The Company then appointed Bateman Engineering India Pvt. Ltd. and Tenova Mining and Minerals (Australia) Pty Ltd for the basic engineering design of the process plant. Further, the Company engaged Tata Consulting Limited (TCE) to conduct a comprehensive feasibility study for the project. This feasibility study was conducted from September 2012 to July 2013. The final report from TCE was submitted to Government of Liberia (GoL) and was approved by the Ministry of Lands and Mines of GoL. The Company thereafter engaged Roscoe Postle Associates Inc. Canada (“RPA”) to complete an audit of the mineral resources and reserves. The Company supplementally provided a copy of the RPA audit report in its previous response letter dated March 25, 2015. The feasibility study conducted by TCE and the reserve report from RPA were the basis for the Company to disclose the reserve estimates of Bomi Project in the Form 20-F. The Company acknowledges its responsibility of disclosure of a mineral reserve in a filing with the Securities and Exchange Commission only after the completion of a final feasibility study.

•	Status of all permitting;

All permitting for the Bomi Project is primarily governed by the Mineral Development Agreement (“MDA”) entered into between Western Cluster Limited (“WCL”) and GoL, WCL has complied with all the requirements of that agreement to-date and has obtained permission from GoL for following major permits:

1.	Environmental and social impact assessment (ESIA) for mines, plant and port - GoL accepted the ESIA studies from WCL which were conducted by M/s ERM Consultants and, after following the required process of public hearing, issued the ESIA permit for mines, plant and port.

2.	ESIA for road - Environmental Protection Agency (EPA) requires that road transportation is subject to the approval by the Ministry of Public Works and Ministry of Transport in Liberia. We applied to the ministry for this approval but the approval was denied by the ministry. However, based on the feasibility study by TCE, the Company considers transportation by rail to be a long-term logistics solution. The Company is yet to apply for the ESIA approval for transportation by rail.

3.	Approval of feasibility study - Feasibility study for Bomi Project has been conducted by TCE and TCE’s report has been approved by GoL.

4.	Surface rights - In accordance with the MDA, the Company has the right to enter and utilize the land included in the exploration area. The Company has paid the required fees and has secured the surface rights for three mines.

April 22, 2015

5.	Proposed production area approval - WCL has received the proposed production area approval from GoL for the Bomi mines.

6.	Right-of-Way-Railway - WCL has obtained the right-of-way for railway from the mines to Monrovia port.

7.	Priority right for use of ports - The Company has priority rights for the use of the NIOC and LMC iron ore piers located in Monrovia port.

8.	Mining licence - The Company requires a mining license from GoL In order to apply for the Mining License, the Company, as the parent company of WCL, is required to submit a mining guarantee to GoL. The Company has determined to currently put on hold the submission of mining guarantee as a result of the ebola epidemic in Liberia and other factors such as the global iron ore pricing.

•	Percent completion of final design work;

Bateman Engineering India Pvt. Ltd, India has conducted the basic engineering design work for the process plant at Bomi, and TCE has completed the detailed feasibility study for the project which includes basic engineering design for all the major infrastructure requirements of the Bomi Project. The engineering design work is complete in all respects and will enable the tendering process for procuring the equipment.

•	Level of accuracy given to the cash flow modeling

A comprehensive project financial modelling and economic analysis was prepared by TCE. Taking into account the bill of quantity (BOQ) which was determined based on the basic engineering design, the Company estimates that the cash flow projections are in the range of +/- 10% accuracy levels.

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Please contact Alex Cohen at (202) 637-2284 or the undersigned at (+65)-6437-5467 if you have any questions or require additional information concerning the foregoing.

Respectfully submitted,

/s/ Rajiv Gupta

Rajiv Gupta of LATHAM & WATKINS LLP

Enclosure

cc:	Din Dayal Jalan Chief Financial Officer Sesa Sterlite Limited